SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    033038209
                                    ---------
                                 (CUSIP Number)


                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                See Items 4 and 5
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                                              Page 1 of 11 pages

                                  SCHEDULE 13D

CUSIP No. 033038209                                          Page 2 of 11 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Partners, L.P.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  See Item 5
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                          7)      SOLE VOTING POWER
NUMBER OF                         70,132(1)
SHARES                 ---------------------------------------------------------
BENEFICIALLY              8)      SHARED VOTING POWER
OWNED BY                          Not Applicable
EACH                   ---------------------------------------------------------
REPORTING                 9)      SOLE DISPOSITIVE POWER
PERSON                            70,132(1)
WITH                   ---------------------------------------------------------
                         10)      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         70,132 (See Item 5)(1)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%(2)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

---------------------

(1) 969,687 shares including 795,817 shares of Common Stock (the "Common Stock") issuable upon conversion of 22,354 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock ("Preferred Stock") and 103,738 shares of Common Stock issuable upon the exercise of warrants ("Warrants") owned by CoMac Partners, L.P.

(2) 31.7% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                          Page 3 of 11 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac International N.V.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  See Item 5
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles
--------------------------------------------------------------------------------
                          7)      SOLE VOTING POWER
NUMBER OF                         60,853(3)
SHARES                 ---------------------------------------------------------
BENEFICIALLY              8)      SHARED VOTING POWER
OWNED BY                          Not Applicable
EACH                   ---------------------------------------------------------
REPORTING                 9)      SOLE DISPOSITIVE POWER
PERSON                            60,853(3)
WITH                   ---------------------------------------------------------
                         10)      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         60,853 (See Item 5)(3)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%(4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

---------------------

(3) 919,899 shares including 754,133 shares of Common Stock issuable upon conversion of 12,632 shares of Preferred Stock and 104,913 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac International N.V.

(4) 30.5% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 4 of 11 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Opportunities Fund, L.P.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   |_|
                                                             (b)   See Item 5
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                          7)      SOLE VOTING POWER
NUMBER OF                         1,564(5)
SHARES                 ---------------------------------------------------------
BENEFICIALLY              8)      SHARED VOTING POWER
OWNED BY                          Not Applicable
EACH                   ---------------------------------------------------------
REPORTING                 9)      SOLE DISPOSITIVE POWER
PERSON                            1,564(5)
WITH                   ---------------------------------------------------------
                         10)      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,564 (See Item 5)(5)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.1%(6)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

----------------------

(5) 18,319 shares including 15,179 shares of Common Stock issuable upon conversion of 3,643 shares of Preferred Stock and 1,576 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac Opportunities Fund, L.P.

(6) 0.1% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 5 of 11 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CoMac Endowment Fund, L.P.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)     |_|
                                                           (b)     See Item 5

-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
------------------------------------------------------------------------------
                          7)      SOLE VOTING POWER
NUMBER OF                         26,954(7)
SHARES                 ---------------------------------------------------------
BENEFICIALLY              8)      SHARED VOTING POWER
OWNED BY                          Not Applicable
EACH                   ---------------------------------------------------------
REPORTING                 9)      SOLE DISPOSITIVE POWER
PERSON                            26,954(7)
WITH                   ---------------------------------------------------------
                         10)      SHARED DISPOSITIVE POWER
                                  Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,954 (See Item 5)(7)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 0.1%(8)
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------

(7) 345,488 shares including 283,375 shares of Common Stock issuable upon conversion of 68,010 shares of Preferred Stock and 35,159 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac Endowment Fund, L.P.

(8) 13.9% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 6 of 11 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Christopher M. Mackey
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)     |_|
                                                             (b)     See Item 5
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         PF, AF
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------------------------------------------------------------------------------
                          7)      SOLE VOTING POWER
NUMBER OF                         52(9)
SHARES                 ---------------------------------------------------------
BENEFICIALLY              8)      SHARED VOTING POWER
OWNED BY                          Not Applicable
EACH                   ---------------------------------------------------------
REPORTING                 9)      SOLE DISPOSITIVE POWER
PERSON                            52(9)
WITH                   ---------------------------------------------------------
                         10)      SHARED DISPOSITIVE POWER
                                  159,503(10)
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         159,555 (See Item 5)(11)
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%12
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

-------------------------

(9) 919 shares including 754 shares of Common Stock issuable upon conversion of 181 shares of Preferred Stock and 113 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Mackey.

(10) 2,253,393 shares including 1,848,504 shares of Common Stock issuable upon conversion of 443,641 shares of Preferred Stock and 245,386 shares of Common Stock issuable upon the exercise of Warrants that may be deemed to be beneficially owned by Mr. Mackey (See Item 5).

(11) 2,254,312 shares including 1,849,258 shares of Common Stock issuable upon conversion of 443,822 shares of Preferred Stock and 245,499 shares of Common Stock issuable upon the exercise of Warrants that are owned or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

(12) 53.0% including shares of Common Stock issuable upon conversion of Preferred Stock and exercise of Warrants.

                         Amendment No. 4 to Schedule 13D


                  This amends the Schedule 13D dated June 22, 1998, as amended and restated by Amendment No. 3 dated March 19, 1999, (the "Schedule 13D") filed by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 1 of Schedule 13D, "Security and Issuer," is amended and restated in its entirety as follows:

                  This Statement on Schedule 13D (the Statement") relates to the Common Stock of the Company. Prior to February 5, 2000, the common stock of the Company consisted of three classes: Classes A, B and C. On February 5, 2000, (i) shares of Classes B and C Common Stock automatically converted into shares of Class A Common Stock, (ii) securities convertible into or exercisable for shares of Classes B and C Common Stock automatically converted into securities convertible into or exercisable for shares of Class A Common Stock and (iii) the outstanding common equity of Anchor Glass Container Corporation became a single class of common stock.

                  The holdings of the Reporting Persons have been restated to reflect the conversions in February 2000. The principal executive offices of the Company are located at 4343 Anchor Plaza Parkway, Tampa, Florida 33634-7513.

Item 4 of Schedule 13D, "Purpose of Transaction," is amended to add the following at the end thereof:

                  Pursuant to the Plan, on or about April 20, 1999 and October 20, 1999, the Reporting Persons received additional shares of Class A Common Stock, Class C Common Stock and Preferred Stock.

Item 5(a) of Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

                  (a) The Reporting Persons own an aggregate of 159,555 shares of Common Stock, representing approximately 7.4% of the shares of the outstanding Common Stock.13 The Reporting Persons also own (i) an aggregate of 443,822 shares of Preferred Stock, and (ii) Warrants to acquire an aggregate of 245,499 shares of Common Stock. Each share of Preferred Stock is presently convertible into 4.167 shares of Common Stock. Including the Common Stock issuable on conversion of the Preferred Stock and upon exercise of the Warrants held by the Reporting Persons (but not the Preferred Stock and Warrants held by

---------------------

(13) Based upon 2,158,094 shares of Common Stock outstanding reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.


                               Page 7 of 11 pages
any other person), the Reporting Persons may be deemed to beneficially own 53.0% of the Common Stock.

                  The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons and the percentage of Common Stock outstanding such ownership represents. This table does not include
(i) shares issuable upon the conversion of the Preferred Stock or (ii) shares issuable upon the exercise of Warrants.

                                                          Percentage of
Reporting                            Shares of            Outstanding
Person                             Common Stock           Common Stock
------                             ------------           ------------

CoMac Partners                        70,132                      3.2

CoMac International                   60,853                      2.8

CoMac Opportunities                    1,564             Less than .1

CoMac Endowment                       26,954             Less than .1

Christopher M. Mackey                     52             Less than .1

                  The following table sets forth the number of shares of Preferred Stock directly owned by each of the Reporting Persons, the number of shares of Common Stock issuable upon exercise of Warrants directly held by each of the Reporting Persons, the number of shares of Common Stock beneficially owned directly by each of the Reporting Persons (including shares issuable upon conversion of the Preferred Stock and upon exercise of the Warrants) and the percentage of Common Stock outstanding such ownership represents (including shares issuable upon the conversion of the Preferred Stock and upon exercise of the Warrants held by the Reporting Persons but not the Preferred Stock and Warrants held by any other person).

                                                                           Shares of Common       Percentage of
Reporting                                    Shares of                    Stock Beneficially       Outstanding
Person                                  Preferred Stock        Warrants          Owned             Common Stock
-------                                 ---------------        --------   ------------------      -------------

CoMac Partners                              190,996            103,738          969,687                  31.7
CoMac International                         180,992            104,913          919,899                  30.5
CoMac Opportunities                           3,643              1,576           18,319                   0.1
CoMac Endowment                              68,010             35,159          345,488                  13.9
Christopher M. Mackey                           181                113              919         Less than 0.1

                               Page 8 of 11 pages

Item 5(c) of Schedule 13D, "Interest in Securities of the Issuer," is amended to add the following new paragraph at the end thereof:

                  (c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. On or about April 20, 1999 and October 20, 1999, the Reporting Persons received distributions of Common Stock and Preferred Stock pursuant to the Plan. See Item 4. The following table sets forth the number of shares of Common Stock and Preferred Stock distributed to the Reporting Persons on or about April 20, 1999 and October 20, 1999.

Reporting                           Shares of              Shares of
Person                            Common Stock            Preferred Stock
------                            ------------            ---------------

CoMac Partners                        20,398                   22,354

CoMac International                   11,543                   12,632

CoMac Opportunities                      786                      861

CoMac Endowment                        9,097                    9,952

Christopher M. Mackey                      1                        2



                               Page 9 of 11 pages

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 2000


                                       COMAC PARTNERS, L.P.

                                       By:  CoMac Associates, L.P.,
                                       general partner of CoMac Partners, L.P.

                                       By:  CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                       /s/ Christopher M. Mackey
                                       -------------------------------------
                                       Name:  Christopher M. Mackey
                                       Title: Co-Chairman


                                       COMAC INTERNATIONAL N.V.

                                       By: /s/ Christopher M. Mackey
                                          ----------------------------------
                                       Name:  Christopher M. Mackey
                                       Title: Director


                                       COMAC ENDOWMENT FUND, L.P.

                                       By:  CoMac Advisers, Inc., its
                                       general partner


                                       By: /s/ Christopher M. Mackey
                                          ---------------------------------
                                       Name:  Christopher M. Mackey
                                       Title: Co-Chairman


                              Page 10 of 11 pages

                                       COMAC OPPORTUNITIES FUND, L.P.

                                       By:  CoMac Associates, L.P.,
                                       general partner of CoMac Opportunities
                                       Fund, L.P.

                                       By:  CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                       By: /s/ Christopher M. Mackey
                                          ------------------------------------
                                       Name:  Christopher M. Mackey
                                       Title: Co-Chairman


                                       /s/ Christopher M. Mackey
                                       ---------------------------------------
                                       Name:  Christopher M. Mackey


                              Page 11 of 11 pages